SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No. 5)

                            People's Choice TV Corp.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share

                         (Title of Class of Securities)

                                    710847104
                                 --------------
                                 (CUSIP Number)

          Robert L. Friedman                  Wireless Holding LLC
          Blackstone Management               C/o Murray Capital
          Associates II L.L.C.                Management, Inc.
          345 Park Avenue                     Attn: James B. Hoffman
          New York, New York  10154           110 East 59th Street
          (212) 935-2626                      New York, New York  10022
                                              (212) 588-1511
               --------------------------------------------------
               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)

                                  May 21, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

CUSIP No.  710847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Blackstone Capital Partners II Merchant Banking Fund L.P. I.R.S. Identification No. - 13-3805280

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/
  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER
      NUMBER OF SHARES BENE-             417,436.87
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER
                                         0

                                   (10)  SHARED DISPOSITIVE POWER
                                         417,436.87

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        417,436.87

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /
  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        3.1%

  (14)  TYPE OF REPORTING PERSON*

        PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  710847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Blackstone Offshore Capital Partners II L.P.

          I.R.S. Identification No. - Not Applicable

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/
  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER
      NUMBER OF SHARES BENE-             109,531.76
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER
                                         0

                                   (10)  SHARED DISPOSITIVE POWER
                                         109,531.76

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        109,531.76

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /
  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        .8%

  (14)  TYPE OF REPORTING PERSON*

        PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  710847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Blackstone Family Investment Partnership II L.P.

          I.R.S. Identification No. - 13-3702088

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/
  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER
      NUMBER OF SHARES BENE-             28,531.37
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER
                                         0

                                   (10)  SHARED DISPOSITIVE POWER
                                         28,531.37

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,531.37

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /
  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        .2%

  (14)  TYPE OF REPORTING PERSON*

        PN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  7010847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Blackstone Management Associates II L.L.C.

          I.R.S. Identification No. - 13-3734135

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/
  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER
      NUMBER OF SHARES BENE-             555,500
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER
                                         0

                                   (10)  SHARED DISPOSITIVE POWER
                                         555,500

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        555,500

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /
  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.1%

  (14)  TYPE OF REPORTING PERSON*

        00

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  7010847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Wireless Holding LLC

          I.R.S. Identification No. - 13-4045417

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/
  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER
      NUMBER OF SHARES BENE-             555,500
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER
                                         0

                                   (10)  SHARED DISPOSITIVE POWER
                                         555,500

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        555,500

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /
  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.1%

  (14)  TYPE OF REPORTING PERSON*

        00

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  7010847104           13D

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Murray Capital Management, Inc.

          I.R.S. Identification No. - 13-3832203

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  / /
                                                      (b)  /x/
  (3)     SEC USE ONLY

  (4)     SOURCE OF FUNDS*

          00

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    (7)  SOLE VOTING POWER

                                         0

                                    (8)  SHARED VOTING POWER
      NUMBER OF SHARES BENE-             555,500
      FICIALLY OWNED BY EACH
      REPORTING PERSON WITH         (9)  SOLE DISPOSITVE POWER
                                         0

                                   (10)  SHARED DISPOSITIVE POWER
                                         555,500

  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        555,500

  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                          / /
  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.1%

  (14)  TYPE OF REPORTING PERSON*

        C0

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         Amendment No. 5 to Schedule 13D

         Amendment No. 5 to this Schedule 13D is being filed jointly by Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership ("BCP II"), Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership ("BOCP II"), Blackstone Family Investment Partnership II L.P. a Delaware limited partnership ("BFIP II"), Blackstone Management Associates II L.L.C., a Delaware limited liability company ("Blackstone Management"), Wireless Holding LLC, a Delaware limited liability company ("Wireless Holding"), and Murray Capital Management, Inc., a Delaware corporation ("Murray Capital") (the foregoing, collectively, the "Reporting Persons"). Capitalized terms used herein without definition have the meanings set forth in the Reporting Persons' Schedule 13D as amended by Amendments No. 1 to 3 thereto.

         Item 5 is hereby amended as follows:

         Item 5.   Interest in Securities of the Issuer.

         On May 21, 1999, Sprint exercised its previously reported option to purchase 123,699 shares of Preferred Stock for an aggregate purchase price of $4,480,109, plus interest totalling $34,347.50.

         After giving effect to the exercise of the option, BCP II, BOCP II and BFIP II may be deemed to beneficially own approximately 93,932.69, 24,647.11 and 6,420.20 shares of Preferred Stock, respectively, all of which are convertible, at any time into approximately 417,436.87, 109,531.76 and 28,531.37 shares of Common Stock, respectively. Wireless Holding is the beneficial owner of an aggregate of 125,000 of Preferred Stock, which are convertible, at any time into approximately 555,500 shares of Common Stock. Such shares of Common Stock would represent in the aggregate approximately 4.1%the total number of shares of Common Stock outstanding as of May 12, 1999 (based on the number of shares outstanding on such date as represented by the Issuer), after giving effect to the issuance of such additional Common Stock upon the conversion of the Preferred Stock.

         As of May 21, 1999, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              BLACKSTONE CAPITAL PARTNERS II
                              MERCHANT BANKING FUND L.P.
                              By: BLACKSTONE MANAGEMENT
                                  ASSOCIATES II L.L.C.

                              By: /s/ Robert L.Friedman
                                  --------------------------
                                  Name: Robert L. Friedman
                                  Title: Authorized Person

                              BLACKSTONE OFFSHORE CAPITAL
                              PARTNERS II L.P.

                              By: BLACKSTONE MANAGEMENT
                                  ASSOCIATES II L.L.C.


                              By: /s/ Robert L. Friedman
                                  ---------------------------
                                  Name: Robert L. Friedman
                                  Title: Authorized Person

                              BLACKSTONE FAMILY INVESTMENT
                              PARTNERSHIP II L.P.

                              By: BLACKSTONE MANAGEMENT
                                  ASSOCIATES II L.L.C.

                              By: /s/ Robert L. Friedman
                                  ---------------------------
                                  Name: Robert L. Friedman
                                  Title: Authorized Person

                              BLACKSTONE MANAGEMENT
                              ASSOCIATES II L.L.C.

                              By: /s/ Robert L. Friedman
                                  ---------------------------
                                  Name: Robert L. Friedman
                                  Title: Authorized Person

                              WIRELESS HOLDING L.L.C.

                              By: /s/ Marti P. Murray
                                  ---------------------------
                                  Name: Marti P. Murray
                                  Title: Authorized Person

                              MURRAY CAPITAL MANAGEMENT, INC.

                              By: /s/ Marti P. Murray
                                  -----------------------------
                                  Name: Marti P. Murray
                                  Title: President and Secretary

Dated:  May 27, 1999